

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Lawrence Garcia
Chief Executive Officer
AmeriGuard Security Services, Inc.
5470 W Spruce Avenue Suite 102
Fresno CA 93722

      Re: AmeriGuard Security Services, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Filed March 30, 2023
           File No. 333-173039

Dear Lawrence Garcia:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services